(1)  Resolution authorizing Separate Account VA-8
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                             SEPARATE ACCOUNTS
              TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

     WHEREAS, this Corporation, as a domestic California insurance company, adopted resolutions authorizing its proper officers to enter into, make, perform and carry out contracts and to establish any number of separate accounts, without further action or approval by this Board of Directors, pursuant to
Section 10506 of the California Insurance Code;

     WHEREAS, this Corporation was redomesticated in North Carolina on November 6, 1994, and pursuant to that redomestication, has continued to conduct its business pursuant to North Carolina laws; and

     WHEREAS, this Corporation desires reaffirm its intention to continue entering into variable contracts and establishing separate accounts, including those for which registration with the SEC may be appropriate, without further action or approval by the Board, pursuant to Section 58-7-95 of the North Carolina Insurance Code;

     THEREFORE IT IS RESOLVED, that this Corporation reaffirms that its proper officers, be and hereby are authorized (1) to enter into, make, perform and carry out contracts of every sort and kind which may be necessary, suitable or convenient to the conduct of business pursuant to Section 58-7-95 of the North Carolina Insurance Code, which permits a life insurance company to establish one or more separate accounts and to allocate these separate accounts amounts that are received or retained in connections with variable contracts; and (2) to do all and everything necessary, suitable or convenient to the conduct of such business, including any act or thing incidental to, or growing out of, or connected with the conduct of such business and further including, but not limited to, the power to establish new separate accounts, both pooled and non-pooled, without further action or approval by this Board of Directors; and

     FURTHER RESOLVED, that 1) the income, if any, and gains and losses, realized and unrealized, from assets allocated to each such separate account shall be credited to or charged against the account without regard to other income, gains or losses of the Company; and 2) if and to the extent so provided under the applicable contract, that portion of the assets of any such separate account equal to the reserves and other contract liabilities with respect to such account shall not be chargeable with liabilities rising out of any other business that Company may conduct.

     FURTHER RESOLVED, that the proper officers are authorized to take all necessary and appropriate actions in order to effectuate the offering and sales of variable contracts, including preparing, executing and/or filing all necessary papers and documents including, but not limited to, registration statements and applications for exemption, and amendments thereto, with the Securities and Exchange Commission and/or other appropriate regulators and government agencies.